

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 11, 2009

Ms. Holly Roseberry
Chief Executive Officer and Principal Financial Officer
EV Innovations, Inc.
4894 Lone Mountain #168
Las Vegas, NV 89130

  RE: **EV Innovations, Inc.**
     Form 10-K for the fiscal year ended July 31, 2008
     Filed November 12, 2008
     File No. 0-33391

Dear Ms. Roseberry:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Angela J. Crane
        Accounting Branch Chief